

October 13, 2010

James E. Hurlbutt, Vice President and Chief Financial Officer
Stepan Company
Edens and Winnetka Road
Northfield, Illinois 60093

>   **Re: Stepan Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **File No. 001-05581**

Dear Mr. Hurlbutt:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year End December 31, 2009

Exhibit Index, page 107

Exhibits 31.1 and 31.2

1.   We note that you have modified the text of paragraph (4)(d) in each certification by eliminating the parenthetical and adjusting the text accordingly. In future filings, please use the exact form of the certification specified in Item 601(b)(31) of Regulation S-K. Generally, the only text within the form of the certification that may be changed is text that is contained within brackets in the form.

Definitive Proxy Statement on Schedule 14A

Risk Management, page 16

2.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Post-Termination Benefits, page 31

3.   We note your statement that you provide "very limited" post-termination compensation to executives. In future filings, please revise your disclosure to provide greater detail about the post-termination compensation you provide to your named executive officers. Please refer to Item 402(j) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Dietrich King, Staff Attorney at (202) 551-3338 if you have questions regarding the comments.

Sincerely,

Pamela Long
Assistant Director